UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        Southern Financial Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    842870107
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                                 (CUSIP Number)

      Georgia S. Derrico, 37 E. Main St., Warrenton, VA 20187 540-349-3900
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     12/4/98
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         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.     842870107
          ____________________

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     1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Georgia S. Derrico    SS# ###-##-####

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     2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) _______________________________________________________________

        (b) _______________________________________________________________

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     3. SEC Use Only ______________________________________________________

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     4. Source of Funds (See Instructions) PF

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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)

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     6. Citizenship or Place of Organization     USA

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Number of         7.  Sole Voting Power     165,545 shares
Shares Bene-
ficially by       8.  Shared Voting Power    34,180
Owned by Each
Reporting         9.  Sole Dispositive Power
Person With
                 10.  Shared Dispositive Power

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     11. Aggregate Amount Beneficially Owned by Each Reporting Person
                      199,725 shares

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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

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     13. Percent of Class Represented by Amount in Row (11)    10.74

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     14. Type of Reporting Person (See Instructions)

                                   IN

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                12/11/98
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Date

        /s/ Georgia S. Derrico
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Signature

        Georgia S. Derrico
        Chairman and Chief Executive Officer
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Name/Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                             SCHEDULE SC13D
                        SOUTHERN FINANCIAL BANK

Georgia S. Derrico hereby submits the following statement on Schedule 13D (the "Statement"):

Item 1. Security and Issuer

The class of security to which this statement relates is the common stock, of Southern Financial Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 37 East Main Street, Warrenton, VA 20186.

Item 2. Identity and Background

(a) Georgia S. Derrico
(b) Chief Executive Officer
(c) 37 East Main Street, Warrenton, VA 20186
(d) None
(e) None
(f) USA

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by Ms. Derrico, her husband,
R. Roderick Porter, and their children were purchased with personal funds.

Item 4. Purpose of Transaction

The reporting person has acquired the Shares for investment purposes and as set forth below:
(a) Ms. Derrico may acquire additional shares or dispose of some or all its Shares.
(b) None
(c) None
(d) None
(e) None
(f) None
(g) None
(h) None
(i) None
(j) None

Item 5. Interest in Securities of Issuer

(a) The aggregate number of shares of Common Stock owned beneficially by Ms. Derrico as of the close of business on January 31, 1998 was 179,786, approximately 10.74% of the shares of Common Stock outstanding.
(b) By virtue of her marriage to R. Roderick Porter, Ms. Derrico may be deemed to share the power to vote and dispose of the shares, 24,241, of Common Stock.
(c) Ms. Derrico has purchased 146 shares of Common Stock (26,000 per share) on December 4, 1998.
(d) None

(e) None

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ms. Derrico is married to R. Roderick Porter, who owns directly 24,241 shares of the Company's Common Stock. By virtue of these relationships, Ms. Derrico may be said to have an understanding with regard to both voting and dispositive power over such shares of Common Stock. Ms. Derrico disclaims such an understanding.

Item 7. Material to be Filed as Exhibits

None